November 14, 2008

CONFIDENTIAL

Trojan Energy Inc. and
Scott Henderson
718, 815 - 4th Avenue S.W.
Calgary, Alberta T2P 3G8

Dear Sirs:

Re: Montag Rights Purchase

The following sets out the terms on which Point Grey Energy Inc. ("**Point Grey**"), a wholly owned subsidiary of Black Diamond Brands Corp., is purchasing certain rights and interests of Trojan Energy Inc. ("**Trojan**") and Scott Henderson ("**Henderson**") relating to the lands and interests described in Table 1 of the November 1, 2006 Montag Area Gas Property Reserve and Economic Evaluation prepared for XGEN Ventures Inc. ("**XGEN**") by Chapman Petroleum Engineering Ltd. (the "**Montag Property**").

1. Trojan and Henderson (collectively, the "**Assignors**") are of the view that they are entitled to both a 20% "carried" working interest in the Montag Property and a further 20% standard working interest in the Montag Property, pursuant to a June 1, 2006 Management Agreement between XGEN and the Assignors. XGEN has disputed this entitlement and filed a Statement of Claim in the matter, and the Assignors have requested the assistance of Macleod Dixon LLP ("**MD LLP**") to resolve this dispute with XGEN (the "**XGEN Dispute**").

2. The Assignors hereby assign, transfer and convey to Point Grey an undivided 50% interest in any and all rights and interests of any nature that the Assignors or either of them may have in or in respect of the Montag Property (including, without limitation, any and all rights to any damage awards, settlements or other payments that may be recoverable in respect of the Montag Property in connection with the XGEN Dispute or otherwise) (collectively, the "**Assigned Rights**").

3. In consideration of the transfer and assignment of the Assigned Rights to it, Point Grey has (a) paid to the Assignors the sum of $30,500 (the receipt of which is hereby acknowledged by the Assignors), and (b) agreed to pay MD LLP the sum of $10,000 in satisfaction of a $9,081.45 debt owing by the Assignors to MD LLP, and as a $918.55 advance against expenses that may be incurred by MD LLP in connection with the XGEN Dispute.

4. The Assignors and Point Grey have asked MD LLP to assist them with the XGEN Dispute on a contingency basis under which MD LLP will be paid its expenses plus a fee equal to 30% of the value of whatever may be recovered under the XGEN Dispute. In connection therewith:

   (a) the Assignors and Point Grey will enter into with MD LLP an engagement agreement that will establish the terms and conditions on which MD LLP will assist the Assignors and Point Grey with the XGEN Dispute.

(b) Point Grey will assume carriage and direction of the XGEN Dispute and will have the exclusive and absolute authority, acting in a reasonable manner, to pursue legal strategies and accept settlement of the XGEN Dispute as it so chooses from time to time;

(c) the Assignors will fully support and cooperate with Point Grey in its carriage and direction of the Montag Dispute and in any actions taken by Point Grey arising out of or as a result of the Montag Dispute, including but not limited to, participating in legal proceedings and providing all documentation and data (in writing or electronic form, including electronic mail) that may all or in part be relevant to the Montag Dispute, as may be reasonably requested from time to time by Point Grey;

(d) the Assignors have not and will not assign, transfer, pledge, charge or otherwise encumber any of their remaining rights or interests in or in respect of the Montag Property or the XGEN Dispute without the prior written consent of Point Grey; and

(e) the Assignors will enter into, complete, file, or otherwise perform such agreements, documents, filings or actions as may be necessary to effect the transfer and assignment of the Assigned interest and related to or arising from or as a result of the XGEN Dispute and any resolution and settlement thereof.

5. This letter agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes all prior understandings and agreements among the parties with respect thereto.

6. No waiver of any rights or obligations under or in respect of this letter agreement will be effective unless in writing, and a waiver will affect only the matter, and the occurrence thereof, specifically identified in the writing granting such waiver, and will not extend to any other matter or occurrence.

7. This letter agreement will be governed and construed in accordance with the laws of the Province of Alberta, and each of the parties submits to the jurisdiction of the courts of the Province of Alberta for the interpretation and enforcement hereof.

Please confirm your agreement with the foregoing by signing a copy of this letter agreement where indicated below. Thank you.

Yours truly,

POINT GREY ENERGY INC.

Per: ______________________
Brad Moynes

AGREEMENT CONFIRMED this 14th day of November, 2008.

TROJAN ENERGY INC.

Per: ______________________
Scott Henderson

____
SCOTT HENDERSON